EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30, 2002	Year Ended June 30, 2003	Year Ended June 30, 2004	Year Ended June 30, 2005	Year Ended June 30, 2006	Three Months Ended September 30, 2006
Income (loss) before income taxes	$21,983	$32,870	$32,233	$43,123	$(17,110)	$(11,653)

Fixed charges:
Interest expense	987	923	1,441	4,166	4,102	954
Rentals:
Buildings, office equipment and other	203	310	366	593	805	194

Total fixed charges	$1,190	$1,233	$1,807	$4,759	$4,907	$1,148

Income before income taxes plus fixed charges	$23,173	$34,103	$34,040	$47,882	$(12,203)	$(10,505)

Ratio of earnings to fixed charges (A)	19.5	27.7	18.8	10.1	(2.5)	(9.2)

Coverage deficiency	$—	$—	$—	$—	$17,110	$11,653

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense under operating leases the Company deems a reasonable approximation of the interest factor.